Exhibit 99.1

This ASX announcement is not for release to US wire services or distribution in the United States

COMPLETION OF FIRST TRANCHE OF PLACEMENT

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) (“Piedmont” or “Company”) is pleased to announce that it has completed the first tranche of its previously announced placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million (“Placement”).

Proceeds from the Placement will be used for exploration and infill drilling to expand and upgrade the resource base at the Company’s 100% owned Piedmont Lithium Project (“Project”) located in the world-class Carolina Tin-Spodumene Belt (“TSB”) in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, and ongoing land consolidation.

The first tranche of the Placement, comprising 107.6 million shares to institutional and sophisticated investors to raise gross proceeds of A$11.8 million, was completed today.

The second tranche of the Placement, comprising 3.4 million shares to Directors to raise gross proceeds of A$0.4 million, will be issued subject to shareholder approval. A notice of meeting will be sent to shareholders shortly.

An Appendix 3B and Section 708A Notice is attached

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Not for release to US wire services or distribution in the United States

This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions registered under the US Securities Act or exempt from the registration of the US Securities Act and applicable US state securities laws.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.